SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the months of May and June, 2006
Commission File Number: 001-11648
Glamis Gold Ltd.
(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
The following document(s) are furnished with this Form 6-K:

Exhibit No.	Exhibit

99.1	News Release, dated June 6, 2006.

99.2	News Release, dated May 15, 2006.

99.3	News Release, dated May 9, 2006.

Signatures
Exhibit Index
News Release
News Release
News Release

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)
Date: June 8, 2006	By:	/s/ Cheryl S. Maher
	Name:	Cheryl S. Maher
	Its:	Vice President, Finance and Chief Financial Officer

Exhibit Index
The following document(s) are furnished with this Form 6-K:

Exhibit No.	Exhibit
99.1	News Release, dated June 6, 2006.

99.2	News Release, dated May 15, 2006.

99.3	News Release, dated May 9, 2006.